Exhibit 23.7

Consent of Person Named to Become a Director

Noah Holdings Limited

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120

People’s Republic of China

Ladies and Gentlemen:

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to the references of my name in the Registration Statement on Form F-1 (the “Registration Statement”) of Noah Holdings Limited (the “Company”), and any amendments thereto, which indicate that I have accepted the nomination to become a director of the Company. I further agree that immediately upon the completion of the initial public offering of the Company’s ordinary shares in the form of American depositary shares pursuant to such Registration Statement, I will serve as a member of the board of directors of the Company.

Sincerely yours,

/s/ May Yihong Wu